                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 7)
                          Scientific Games Corporation

                                (Name Of Issuer)

                                ----------------

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

                                  0533223 10 1

                      (CUSIP Number of Class of Securities)

                                ----------------

           Luigi Premoli                                  Loris Bisone
      Olivetti International S.A.                        Olivetti S.p.A.
      125, Avenue du X Septembre                         Via Jervis, 77
         L-2551 Luxembourg                          10015 Ivrea (Turin), Italy


                                   COPIES TO:

       Michael S. Immordino                            David S. Allinson
         Latham & Watkins                               Latham & Watkins
          99 Bishopsgate                                885 Third Avenue
      London EC2M 3XF England                          New York, NY 10021
        (+44) 20 7710 1000                               (212) 906-1200

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              --------------------

             (Date of Event Which Requires Filing of this Statement)
                                December 31, 2002

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule
           13D, and is filing this schedule because of Rule 13d-1(e),
               13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 8 pages)





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                                  SCHEDULE 13D

0533223 10 1                                                         Page 2 of 8
CUSIP NO.


--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Olivetti International S.A.

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [ ]    (b) [X]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCES OF FUNDS

         Not applicable.

--------------------------------------------------------------------------------

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Luxembourg

--------------------------------------------------------------------------------

                                           7        SOLE VOTING POWER

                                                    0

                                         ---------------------------------------

                                           8        SHARED VOTING POWER
               NUMBER OF
          SHARES BENEFICIALLY                       0
                OWNED BY
                  EACH                   ---------------------------------------
               REPORTING
              PERSON WITH                  9        SOLE DISPOSITIVE POWER

                                                    0

                                         ---------------------------------------

                                           10       SHARED DISPOSITIVE POWER

                                                    0

--------------------------------------------------------------------------------







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                                  SCHEDULE 13D

0533223 10 1                                                         Page 3 of 8
CUSIP NO.


--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

--------------------------------------------------------------------------------

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         0%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

         CO

--------------------------------------------------------------------------------







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                                  SCHEDULE 13D

0533223 10 1                                                         Page 4 of 8
CUSIP NO.

--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Olivetti S.p.A.

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]  (b) [X]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCES OF FUNDS

         Not applicable.

--------------------------------------------------------------------------------

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Italy

--------------------------------------------------------------------------------

                                           7        SOLE VOTING POWER

                                                    0

                                         ---------------------------------------

                                           8        SHARED VOTING POWER
               NUMBER OF
          SHARES BENEFICIALLY                       0
                OWNED BY
                  EACH                   ---------------------------------------
               REPORTING
              PERSON WITH                  9        SOLE DISPOSITIVE POWER

                                                    0

                                         ---------------------------------------

                                           10       SHARED DISPOSITIVE POWER

                                                    0

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

0533223 10 1                                                         Page 5 of 8
CUSIP NO.


--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0 Shares

--------------------------------------------------------------------------------

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         0%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

         CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

0533223 10 1
CUSIP NO.


ITEM 1.  SECURITY AND ISSUER

     This Amendment No. 7 to the Statement on Schedule 13D, dated January 29, 2003, with respect to the Class A Common Stock, par value $0.01 per share ("Common Stock"), of Scientific Games Corporation, a Delaware corporation (the "Issuer"), hereby amends and supplements the Schedule 13D, as amended (this "Schedule 13D"), initially filed on September 15, 2000. The principal executive offices of the Issuer are located at 750 Lexington Avenue, 25th Floor, New York, New York 10022.

ITEM 2.  IDENTITY AND BACKGROUND

     This Schedule 13D is being filed on behalf of:

               (1) Olivetti S.p.A., a limited liability company organized under the laws of Italy ("Olivetti"); and

               (2) Olivetti International S.A., a company incorporated under the laws of Luxembourg ("Olivetti International").

     Olivetti is a publicly traded industrial holding company operating through its affiliates and subsidiaries in the electronics, information technology and telecommunication fields. The principal executive offices of Olivetti are located at the Via Jervis, 77, 10015 Ivrea, Italy.

     Olivetti International, a wholly-owned subsidiary of Olivetti, is engaged in holding investments in subsidiaries and affiliated companies providing finance and guarantees to group affiliates and managing other investments and cash funds. The principal executive offices of Olivetti International are located at 125 Avenue du X Septembre, L-2551 Luxembourg.

     This Schedule 13D is being amended to reflect the fact that, subsequent to the sale of all securities of the Issuer held by Olivetti International, neither Olivetti nor Olivetti International will be deemed to be beneficial owners of the securities of the Issuer and, as such, will no longer be required to file reporting persons hereunder. Please see Item 4 and Item 5 of this Schedule 13D for a more detailed discussion of this transaction.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not applicable.

ITEM 4. PURPOSE OF THE TRANSACTION

     On December 31, 2002, Olivetti International sold 68,875 shares of Preferred Stock of the Issuer, amounting to all of the securities of the Issuer held by it, to an unaffiliated third party in a privately negotiated transaction.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     As a result of the sale of all its holdings in the Issuer, Olivetti International is no longer a party to that certain Stockholders' Agreement dated as of September 6, 2000 (the "Stockholders Agreement"), and that certain Voting Agreement dated as to September 6, 2000 (the "Voting Agreement"), a copy of each of which has previously been filed as an exhibit to the Schedule 13D and is incorporated herein by reference, and is no longer subject to the voting arrangements set forth therein. In addition, Olivetti International and Olivetti shall no longer be party to the joint filing agreement filed as Exhibit 1 to the
Schedule 13D, Amendment Number Four, dated February 4, 2002, and filed on February 5, 2005, as such Exhibit is incorporated herein by reference hereto.

     Prior to the transfer by Olivetti International described in Item 4, above, Olivetti was deemed to beneficially own securities of the Issuer in its capacity as the sole shareholder of Olivetti International. Following the transfer, and as of the date hereof, neither Olivetti International nor Olivetti have any direct or indirect ownership in the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The responses to Items 4 and 5 and of this Schedule 13D are herein incorporated by reference. Olivetti International is no longer party to the Voting Agreement. Neither Olivetti International nor Olivetti have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect of any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, of the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Not applicable.





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                                    SIGNATURE

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

     Dated: January 29, 2003


                                          OLIVETTI INTERNATIONAL S.A.


                                          By: /s/ Luigi Premoli
                                              ------------------------------
                                              Name:  Luigi Premoli
                                              Title: Director


                                          By: /s/ Moyse Dargaa
                                              ------------------------------
                                              Name:  Moyse Dargaa
                                              Title: Director


                                          OLIVETTI S.P.A.


                                          By: /s/ Loris Bisone
                                              ------------------------------
                                              Name:  Loris Bisone
                                              Title: General Counsel